

THE DEPOSITORY TRUST COMPANY (DTC) ELIGIBILITY QUESTIONNAIRE

DTC IS A SUBSIDIARY OF THE DEPOSITORY TRUST & CLEARING CORPORATION

To make a new issue of securities DTC eligible, the completed questionnaire and a copy of the offering prospectus (preliminary or final) must be submitted to DTC's Underwriting Dept. at least 10 business days prior to the issue's closing date. If complete CUSIP INFORMATION (CUSIP numbers, interest rates, and final maturities) is not included with the questionnaire, please provide to DTC in writing upon pricing of the issue.

ISSUE INFORMATION

Please check one of the following:
☐ ABS ☐ CMO ☒ Corporate

Please indicate whether or not the issue is a "security" as such term is defined in Article 8 of the New York Uniform Commercial Code.
☒ Yes ☐ No

Please indicate whether or not the issuer is a United Kingdom entity.
☒ Yes ☐ No (If yes, a UK rider is required.)

Please check at least one of the following, the issue is:

☒ Registered with the SEC
☒ Eligible for resale under Rule 144A
☐ Eligible for resale under Regulation S of the '33 Act
☐ Issuer relying on Section 3(c)(7) of the '40 Act
☐ Exempt under Rule 3(a)(2) of the '33 Act
☐ Exempt under another exemption(s); indicate exemption(s):

Issuer Name & Issue Description: MATTHEW WAYNE MYERS
SOCIAL SECURITY BOND # F47862409 / FRB acct #0047862409

Incorporated in or formed under the laws of: 115-69-001307 KS

Issue Principal/Offering Amount: N A

Share Quantity: N A

Closing Date: 11 / 19 / 2019 (MM/DD/YYYY)

Is this a Book-Entry-Only issue (represented by a global certificate with no certificates available to individual holders.)
☒ Yes ☐ No (If yes, a Letter of Representations is required.)

Does this issue contain a put/tender feature? ☒ Yes ☐ No (If yes, for certificated issues a Tender Letter of Representations is required.)

CONTACT INFORMATION

Matthew Wayne Myers
Lead Underwriter

Matthew Wayne Myers / 214 912 1157
Lead Underwriter Contact / Phone

matt@3mmyers.com
E-Mail Address

DTC Participant account number to be credited at the time of closing:

If Lead Underwriter is not a DTC Participant, please provide the contact information for the Clearing DTC Participant.

BANK OF AMERICA
Clearing DTC Participant

/ 972 291 7111
Clearing DTC Participant Contact Name / Phone

E-Mail Address

CONTACT INFORMATION (Continued)

BANK OF AMERICA
Transfer Agent

/ 972 291 7111
Transfer Agent Contact / Phone

Matthew Wayne Myers
Paying Agent

Matthew Wayne Myers / 214 912 1157
Paying Agent Contact / Phone

Matthew Wayne Myers
Issuer's Counsel

Matthew Wayne Myers / 214 912 1157
Issuer's Counsel Contact / Phone

Matthew Wayne Myers
Remarketing Agent (provide if applicable to the issue)

Matthew Wayne Myers / 214 912 1157
Remarketing Agent Contact / Phone

Matthew Wayne Myers
Tender Agent (provide if applicable to the issue)

Matthew Wayne Myers / 214 912 1157
Tender Agent Contact / Phone

DELIVERY OF SECURITIES

Will the securities be eligible as a FAST (Fast Automated Securities Transfer) issue? ☒ Yes ☐ No

If no, provide the date the securities will be delivered to DTC:
____/____/____(MM/DD/YYYY)

Note:
Please use the address listed on the CUSIP INFORMATON page to deliver securities to DTC at least one business day before closing. For additional information, please contact DTC's Interface/Underwriting Department at the numbers provided.

SUBMITTED BY: [PLEASE CHECK ONE]

☒ Underwriter
☐ Clearing DTC Participant

By: [signature]
(Authorized Signature)

Matthew Wayne Myers, Authorized Signatory
(Print Name & Date)

CUSIP INFORMATION

CUSIP NUMBER	CLASS	INTEREST RATE	FINAL MATURITY/ EXPIRATION DATE	PRINCIPAL/OFFERING AMOUNT	TYPE OF ISSUE*	INITIAL OFFERING PRICE (To The Public)
F47862409	G	2%	- - -	0	144A	1,000,000.00

* E = Equity, D = Debt, 144A, AI, Reg S

DTC UNDERWRITING DEPARTMENT PHONE NUMBERS:

ISSUE ELIGIBILITY   UNDERWRITING HOTLINE

1 (866) 724-4402 (within the U.S. & Canada)

1 (212) 855-2210 (for callers outside of the U.S. & Canada)

Option # 2   Eligibility :   Sub Option # 1 Municipal;   Sub Option # 2 Corporate

Option # 3   Book Entry Only Letters of Representations

Option # 5   Closings

CLOSING DESK   1 (212) 855-3752

PACKAGING INQUIRIES   1 (212) 855-5878 or 3713

FAX   1 (212) 855-8707

DEPARTMENT MANAGERS   1 (212) 855-3727 or 1 (212) 855-1013 or 1 (813) 470-1150

FAX   1 (212) 855-5004 or 3726 or 3728 & 1 (813) 470-1037 or 1038

DTC MAILING ADDRESSES:

UNDERWRITING DEPARTMENT

ATTENTION: UNDERWRITING ELIGIBILITY DEPT.

THE DEPOSITORY TRUST COMPANY

55 WATER STREET – 1SL

NEW YORK, NY 10041-0099

DELIVERY OF SECURITIES TO DTC

(For Underwriting distribution only)

ATTENTION: UNDERWRITING/PACKAGING DEPT.

THE DEPOSITORY TRUST COMPANY

55 WATER STREET – 2SL

NEW YORK, NY 10041-0099

E-MAIL ADDRESSES:

Forward issue information to: uw-corp@dtcc.com

Trade Payment Wizard$(tm)
International Documentary Collection Instructions
Documents Against Payment

International Documentary Collection Against Payment or "D/P."
An International Documentary Collection Against Payment is a formal request for payment made by a bank on behalf of its customer. The bank acts solely as an agent and assumes no responsibility for the requested payment.

Collection Instructions:
1) Complete the Collection Request Wizard form (use upper case only).
2) Print and sign the second page International Documentary Collection along with the bill of exchange (Draft).
3) Send the International Documentary Collection along with the bill of exchange to the address indicated on the top of the second page together with your transport documents.

Date: *Nov 19, 2019*   Seller Ref: *0047862409*
Drawer (Seller): *MATTHEW WAYNE MYERS*
Address Line 1: *DTC 55 WATER STREET NEW YORK NY 10041*
Address Line 2: *302 OAKWOOOD DRIVE DUNCANVILLE TX 75137*
Contact Person: *MATTHEW WAYNE MYERS*
Phone Number: *214-912-1157*

Drawee (Buyer) *MATTHEW WAYNE MYERS / FRB 0047892489 / 061000146*
Address Line 1: *1000 PEACHTREE STREET NE ATLANTA GA 30309*
Address Line 2: *302 OAKWOOOD DRIVE DUNCANVILLE TX 75137*

Collecting Bank (Buyer's Bank) *BANK OF AMERICA*
Address Line 1: *156 W Belt Line Rd, Cedar Hill TX 75104*
Address Line 2: *N A*

Documents for payment include:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: *PORTAL*

Draft/Invoice# *1010*
Currency: **USD**   Amount (in Figures): *1,000,000.00*
Amount (in words): *ONE MILLION*
Tenor: At (Sight or number of days)   *SIGHT* .

Upon payment please credit our account as follows:

Account Name: *MATTHEW MYERS ESTATE*

Account Number: *4880 2761 7975*

Bank Name: *BANK OF AMERICA*

Bank Address: *156 W Belt Line Rd, Cedar Hill TX 75104*

Bank ABA/Transit No.: *111000025*

Special Instructions:

Processing: Print & Sign the Collection request page two along with Draft,





MATTHEW WAYNE MYERS

302 Oakwood Drive
Duncanville, Texas 75137
Ph: 214-912-1157 Fax: 972-298-1077

International Documentary Collection
Documents Against Payment

Seller/Drawer:
Name: MATTHEW WAYNE MYERS
Address: DTC 55 WATER STREET NEW YORK NY 10041
302 OAKWOOOD DRIVE DUNCANVILLE TX 75137

Date: Nov 19, 2019 **Seller Ref:** 0047862409
Contact Person: MATTHEW WAYNE MYERS
Contact Number: 214-912-1157

WE ENCLOSE THE FOLLOWING FOR COLLECTION

Buyer/Drawee/Drawn on:
Name: MATTHEW WAYNE MYERS / FRB 0047892489 / 061000146
Address: 1000 PEACHTREE STREET NE ATLANTA GA 30309
302 OAKWOOOD DRIVE DUNCANVILLE TX 75137

Collecting Bank (if blank we will designate a Bank for you)
Name: BANK OF AMERICA
Address: 156 W Belt Line Rd, Cedar Hill TX 75104
N A

Draft/Invoice #: 1010
Draft Amount: USD 1,000,000.00
Tenor: ☑ SIGHT

Deliver Documents Against ☑ **Payment** ☐ **Acceptance**

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

- ☑ Drawee Bank charges are to be paid by Drawee(s)
- ☑ Your charges are to be paid by ☑ Drawer ☐ Drawee(s)
- ☑ Debit our account ____________ for your charges
- ☐ Waive charges if refused by the Drawee(s) & charge us
- ☐ Do not waive charges
- ☑ Advise Non-Acceptance and/or Non-Payment by SWIFT
- ☑ Advise Payment and/or Acceptance by SWIFT
- ☑ Protest for Non-Payment
- ☐ Do not Protest
- ☐ ____________
- ☐ ____________
- ☐ ____________

Upon payment please credit our account as follows:

Account Name: MATTHEW MYERS ESTATE
Account Number: 4880 2761 7975
Bank Name: BANK OF AMERICA
Bank Address: 156 W Belt Line Rd, Cedar Hill TX 75104
Bank ABA/Transit No.: 111000025

Special Instructions:

by: [signature]
Drawer/Customer's Authorized Signature

PRINCIPAL / AUTHORIZED SIGNATORY — Nov 19, 2019
Name and Title **Date**

MATTHEW WAYNE MYERS **International Bill of Exchange** Date Nov 19, 2019 No. 1010

Place of drawing 302 OAKWOOOD DRIVE DUNCANVILLE TX 75137 At SIGHT

Pay to the order of MATTHEW MYERS ESTATE

Amount ONE MILLION USD 1,000,000.00

Value received and charge to account of MATTHEW WAYNE MYERS / FRB 0047892489 / 061000146

To: MATTHEW WAYNE MYERS / FRB 0047892489 / 061000146
1000 PEACHTREE STREET NE ATLANTA GA 30309
302 OAKWOOOD DRIVE DUNCANVILLE TX 75137

Drawer MATTHEW WAYNE MYERS
by: [signature]
Authorized Signature
As good as Aval

(UNCITRAL Convention – Resolution No. A/RES/43/165/ Issued 9/ Dec/1988) drawn in particular to Articles 1-7, 11, 12, 13, 46(3), 47(1) and 53.

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy



(6.18.04)

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 11-19-2019 (date) by the board of directors of ____________________

MATTHEW WAYNE MYERS (official name of banking institution) ("Institution"), a banking corporation

duly established and operating under the laws of State of Kansas, United States of America, with its head office located at 302 Oakwood Drive, Duncanville Texas 75137, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ____________________

   MASTER ACCOUNT HOLDER / AUTHORIZED SIGNATORY
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.

by: Matthew W. Myers [signature]
(Signature of certifying official)*

By: Myers, Matthew Wayne, Authorized Signatory
(Name and Title)

11-19-2019
(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.



Federal Reserve Bank Official Authorization List

FRBservices.org

*Page 1 of 2

This supersedes our previous Official Authorization List? * (If neither is selected, previous list will also remain in effect)	☑ Yes	☐ No

Financial Institution Name* MATTHEW WAYNE MYERS	Routing (ABA) Number* F47892489/0047892489 / 0610-0014-6
Effective Date* 11/19/2019	Street Address* 302 OAKWOOD DRIVE
Telephone* (214) 912-1157	Street Address
City* DUNCANVILLE	State* Texas / Zip Code* 75137

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature* [signature]		Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name * First* MATTHEW	Middle Initial W	Last* MYERS	Suffix
Phone* (214) 912-1157	Extension	Email Address* MATT@3MMYERS.COM	

Notary Public Authentication of Authorizing Officer*

State of TEXAS)
County of DALLAS)
Subscribed and sworn to before me on 19/11, 20 19

By [signature] Matthew W. Myers
(Authorizing Officer's Printed Name)

[signature]
Notary Public Signature

(Notary Seal w/expiration date)

JENNIFER FINZEL
Notary Public, State of Texas
My Comm. Exp. 03-11-2023
ID No. 12963314-6

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________________,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

______________________________ is a
(Authorizing Officer's Printed Name)

______________________________ of such Institution.
(Title of Authorizing Officer)

Certifying Official Signature

Notary Public Authentication of Certifying Official

State of ____________________)
County of ____________________)
Subscribed and sworn to before me on ________, 20____

By ______________________________.
(Certifying Official's Printed Name)

Notary Public Signature

(Notary Seal w/expiration date)

Last Updated: 08/12

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First MATTHEW	Middle Initial W	Last MYERS	Suffix
Phone: (214) 912-1157			Extension:	
Title: MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY			Email: MATT@3MMYERS.COM	
Signature: 			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature* 	Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY
Name* First MATTHEW Middle Initial W Last* MYERS Suffix	

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012



MATTHEW WAYNE MYERS

